                                   Filed by Inverness Medical Technology, Inc.
                           pursuant to Rules 165 and 425 promulgated under the
                          Securities Act of 1933, as amended, and deemed filed
                                 pursuant to Rule 14a-12 promulgated under the
                                   Securities Exchange Act of 1934, as amended

                           Subject Company: Inverness Medical Technology, Inc.
                                                Commission File No.: 000-20871


Johnson & Johnson                              Inverness Medical Technology
Press Contact:          Marc Monseau           Investor Contact:  Doug Guarino
                        (732) 524-1130                          (781) 647-3900


Johnson & Johnson
Investor Contacts:         Helen E. Short      Lesley Fishman    Andrea Ferris
                           (732) 524-6491      (732) 524-3922    (732) 524-6486

                                                         FOR IMMEDIATE RELEASE


               JOHNSON & JOHNSON AND INVERNESS MEDICAL TECHNOLOGY
                ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENTS

New Brunswick, NJ and Waltham, MA (October 22, 2001) - Johnson & Johnson (NYSE:
JNJ), the world's most comprehensive and broadly based manufacturer of health care products, and Inverness Medical Technology (AMEX: IMA), a developer of innovative products focused primarily on the self-management of diabetes, today announced that the Securities and Exchange Commission has declared effective Johnson & Johnson's S-4 Registration Statement concerning the acquisition of Inverness, excluding certain businesses, and Inverness Medical Innovation's S-4 Registration Statement concerning the split-off of Inverness' women's health, nutritional supplements and clinical diagnostics businesses. The S-4 filings both contain the Proxy Statement-Prospectus for the previously announced stock-for-stock transaction in which Johnson & Johnson will buy the Inverness diabetes care products businesses and Inverness' other principal businesses will be split-off as part of a separate publicly traded company. The Proxy Statement-Prospectus is expected to be mailed on or about October 22.


                                     -more-

         The transaction is subject to the approval of Inverness stockholders and to certain other conditions that are described in the Proxy Statement-Prospectus. Inverness stockholders will vote on whether to approve the split-off and merger agreement governing the terms of the transaction at a special meeting scheduled for 9:00 a.m., local time, on November 20, 2001, at the offices of Goodwin Procter LLP in Boston, Massachusetts.

         The companies have been advised by the European Commission Merger Task Force that the merger is not notifiable to the European Commission. However, filings have been made in Germany and Italy seeking approval of the merger. The German Cartel Office confirmed that the transaction can be consummated in Germany. Filings in Italy are currently under review. Johnson & Johnson believes that the Italian regulatory approval process will not materially delay or impede the completion of the merger. If approved by Inverness stockholders at the special meeting on November 20, it is anticipated that the transaction will close promptly thereafter.

         Inverness Medical Technology develops, manufactures, and markets innovative products focused primarily on diabetes self-management. Inverness also markets women's health and nutritional products to consumers through its own established retail distribution networks including Wal-Mart, CVS and Walgreens. Inverness Medical Technology's manufacturing facilities are located in Inverness, Scotland; Galway, Ireland; Yavne, Israel; San Diego, California, and its European sales office is located in Munich, Germany. Inverness has approximately 1,000 employees, with headquarters in Waltham, Massachusetts.


                                     -more-

         Johnson & Johnson, with approximately 100,000 employees, is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. Johnson & Johnson has 195 operating companies in 51 countries around the world, selling products in more than 175 countries. For more information on Johnson & Johnson, please visit the company's website at http://www.jnj.com.

         This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval; the tax-free nature of the acquisition of the diabetes care products business of Inverness; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reform; trends toward managed care and healthcare cost containment, and governmental laws and regulations affecting domestic and foreign operations. A further list and description of these risks, uncertainties and other factors can be found in Johnson & Johnson's Cautionary Statement filed as an Exhibit to Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, (copies of which are available on request from the Company) and in Inverness' reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation those risks and uncertainties described under "Certain Factors Affecting Future Results" in Exhibit 13.1 to Inverness' Annual Report on Form 10-K for the year ended December 31, 2000. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT


         This material is not a substitute for the proxy statement/prospectus Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) has filed with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus which contains important information, including detailed risk factors. The proxy statement/prospectus and other documents which have been filed by Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) with the Securities and Exchange Commission will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Inverness Medical Technology, Inc., 51 Sawyer Road, Suite 200, Waltham, MA 02453, Attention: Investor Relations, telephone (781) 647-3900.

         Inverness Medical Technology, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Inverness Medical Technology and their ownership of Inverness Medical Technology stock is set forth in the proxy statement for Inverness Medical Technology's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.


                                       ###